SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of: February 2006

                               GIVEN IMAGING LTD.
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               (Exact name of registrant as specified in charter)

           Hermon Building, New Industrial Park, Yoqneam 20692, Israel
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]             Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                   No [X]

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                                EXPLANATORY NOTE

     On February 8, 2006, Given Imaging Ltd. held a conference call entitled "Given Imaging Fourth Quarter 2005 Earnings Results Conference Call." A copy of the transcript from this conference call is attached to this Form 6-K as
Exhibit 99.1.

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GIVEN IMAGING LTD.


Date: February 10, 2006                   By: /s/ Ido Warshavski
                                              ----------------------------------
                                              Name: Ido Warshavski
                                              Title: General Counsel & Corporate
                                                     Secretary

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                                  EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit     Description
-------     ----------------------------------------------------------------
99.1        Transcript of conference call held on February 8, 2006, entitled
            "Given Imaging Fourth Quarter 2005 Earnings Results Conference
            Call."

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